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                             January 12, 2024

       Zhengbin (Bing) Yao, Ph.D.
       Chief Executive Officer
       ArriVent Biopharma, Inc.
       18 Campus Boulevard, Suite 100
       Newtown Square, PA 19073

                                                        Re: ArriVent Biopharma,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 5,
2024
                                                            File No. 333-276397

       Dear Zhengbin (Bing) Yao:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-1 filed January 5, 2024

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Determination of Fair Value of Our Common Stock, page 108

   1. We note your response to prior comment eight, as well as your disclosure related to options granted on
January 1 and January 4, 2024 on page 108. Please revise this section to discuss how the
estimated fair value per common share on grant date for these options compare to the low end
and midpoint of estimated price range when available. Revise to identify the extent to
which any incremental increase in value between the grant date and the date of the filing
is due to specific and identifiable business activities or events.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Zhengbin (Bing) Yao, Ph.D.
ArriVent Biopharma, Inc.
January 12, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Li Xiao at 202-551-4391 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact
Chris Edwards at 202-551-6761 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                           Sincerely,
FirstName LastNameZhengbin (Bing) Yao, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameArriVent Biopharma, Inc.
                                                           Office of Life
Sciences
January 12, 2024 Page 2
cc:       John Rudy
FirstName LastName